UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Merrimack Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

590328209

(CUSIP Number)

Eric D. Andersen

Western Standard, LLC

5900 Wilshire Boulevard, Suite 650

Los Angeles, CA 90036

(310) 929-4301

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 590328209	13D	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Western Standard, LLC 26-2921385
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,046,628
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,046,628
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,046,628
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 590328209	13D	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eric D. Andersen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,046,628
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,046,628
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,046,628
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14.	TYPE OF REPORTING PERSON (see instructions) IN, HC

CUSIP No. 590328209	13D	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Western Standard Partners, L.P. 26-2921468
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 819,446
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 819,446
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 819,446
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14.	TYPE OF REPORTING PERSON (see instructions) PN

The following constitutes Amendment No. 2 to the Schedule 13D originally filed by the undersigned on September 19, 2019 (the “Schedule 13D”), as amended by that certain Amendment No. 1 to the Schedule 13D on September 27, 2019 (“Amendment No. 1”). This Amendment No. 2 amends the Schedule 13D and Amendment No. 1 as specifically set forth herein. Capitalized terms used in this Amendment No. 2 and not otherwise defined herein shall have the respective meanings ascribed to them in Amendment No. 1.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, $0.01 par value per share (the “Common Stock”) of Merrimack Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at One Broadway, 14th Floor, Cambridge, Massachusetts 02142.

Item 2. Identity and Background

This Schedule 13D is being filed jointly and on behalf of the following persons:

(a) The term “Reporting Persons” collectively refers to:

•	Western Standard, LLC (“Western Standard”), a California limited liability company;

•	Eric D. Andersen, a citizen of the United States of America.

•	Western Standard Partners, L.P., a Delaware limited partnership.

(b) The business address of each Reporting Person is 5900 Wilshire Blvd, Suite 650, Los Angeles, CA 90036.

(c) Western Standard is a registered investment adviser with the U.S. Securities and Exchange Commission (“SEC”) and its principal business is acting as the general partner and investment manager to Western Standard Partners, L.P. and Western Standard Partners QP, L.P. (each, a “Fund” and collectively with Mr. Andersen and Western Standard, the “Western Standard Parties”). The Funds directly own the reported shares.

The principal occupation of Mr. Andersen is acting as the Managing Member of Western Standard and portfolio manager to the Funds.

Western Standard Partners, L.P. is a private fund that is principally engaged in investing in a long/short equity strategy in “small cap” companies.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship or place of organization for each of the Reporting Persons is set forth in Section 2(a) of this Schedule 13D and is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated to read as follows:

The Reporting Persons used working capital of the Funds to purchase the 1,046,628 shares of the Issuer’s Common Stock reported herein (the “Shares”) in open market transactions. The total purchase price for the Shares was approximately $5,035,296, including brokerage commissions, based on the average net purchase price per share of the Shares.

The Reporting Persons primarily effect purchases of securities through margin accounts maintained for them with brokers, which may extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in the Issuer’s securities may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. In addition, since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of the Common Stock. To the extent required by Item 3 of Schedule 13D, the information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

“Group” Status

As described in Item 4 of Amendment No. 1, as a result of the Western Standard Parties’ agreement with the Newtyn Parties (as defined below) to vote their respective shares of Common Stock to support the Issuer’s slate of director nominees and proposals in connection with the Annual Meeting and by entering into the Cooperation Agreement (a copy of which was previously filed as an attachment to the Schedule 13D), the Reporting Persons have formed a “group” for purposes of Section 13(d)(1) of the Exchange Act and the rules promulgated thereunder because of their agreement to vote jointly. The members of this group, in addition to the Western Standard Parties, are Noah G. Levy, Newtyn Management, LLC (“Newtyn Management”), Newtyn Capital Partners, LP (“NCP”), Ledo Capital, LLC (“Ledo”), and Newtyn Partners, LP and Newtyn TE Partners, LP (the “Newtyn Funds” and collectively with Mr. Levy, Newtyn Management, NCP and Ledo, the “Newtyn Parties”) (collectively, the “13D Group”).

Each of Mr. Levy, Newtyn Management, NCP, Ledo and Newtyn Partners, LP (collectively, the “Newtyn Reporting Persons”) as of the date of this Amendment No. 2 also beneficially owns more than 5% of the Issuer’s Common Stock through their indirect voting and dispositive power over the shares of Common Stock held by the Newtyn Funds. The Newtyn Reporting Persons filed a Schedule 13D on the same date as the Reporting Persons’ Schedule 13D, a copy of which was previously filed as an attachment to the Schedule 13D, to report their ownership of, and transactions in, the Common Stock and the interactions and agreements of the Newtyn Reporting Persons with the Board, members of management and the Reporting Persons substantially as described in the Reporting Persons’ Schedule 13D.

As the 13D Group is deemed to have acquired beneficial ownership of the aggregate amount of the Issuer’s Common Stock that the 13D Group members beneficially owns, the 13D Group is deemed to beneficially own 2,423,508 shares of Common Stock, representing 18.1% of the Issuer’s Common Stock outstanding for voting purposes. However, none of the Western Standard Parties have the ability to direct the acquisition or disposition or, except through the Cooperation Agreement, voting of the securities held by the Newtyn Parties, and none of the Newtyn Parties have the ability to direct the acquisition or disposition or, except through the Cooperation Agreement, voting of the securities held by the Western Standard Parties.

(a) & (b) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference.

Western Standard Partner, L.P. is the beneficial owner 819,446 shares of Common Stock, representing approximately 6.1% of the Common Stock of the Issuer.

Western Standard, LLC and Eric D. Andersen are the beneficial owners of 1,046,628 shares of Common Stock, which consists of the shares of Common Stock held directly by the Funds, representing 7.8% of the Common Stock of the Issuer.

The beneficial ownership percentage reported by each Reporting Person herein was calculated based on 13,380,243 shares of Common Stock outstanding as of May 4, 2020, which number the Issuer reported in its Form 10-Q for the quarterly period ended March 31, 2020 filed with the U.S. Securities and Exchange Commission on May 7, 2020.

(c) Information with respect to all transactions in the securities which were effected during the past sixty days by each of the Reporting Persons is set forth on Schedule A annexed hereto and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 2 and any further amendment or amendments to the Schedule 13D, a copy of which is attached here as Exhibit 99.1 and incorporated herein by reference.

Other than as described herein and in Amendment No. 1, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1: Joint Filing Agreement of the Reporting Persons, dated as of July 23, 2020, among the Reporting Persons (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2020.

Western Standard, LLC

By:	/s/ Eric D. Andersen
Eric D. Andersen, Managing Member

/s/ Eric D. Andersen
Eric D. Andersen

Western Standard Partners, L.P. By: Western Standard, LLC, General Partner

By:	/s/ Eric D. Andersen
Eric D. Andersen, Managing Member

SCHEDULE A

Transactions by the Reporting Persons in the securities of the Issuer during the preceding 60 days:

Fund	Trade Date	Number of Shares Bought (Sold)	Price Per Share (excluding Commission)
Western Standard Partners, L.P.	7/22/2020	126,678	3.11
Western Standard Partners QP, L.P.	7/22/2020	50,596	3.11